EXHIBIT 99.4

Mercator Minerals Ltd.
Consolidated Financial Statements
December 31, 2009 and 2008
(Stated in US Dollars)

Auditors’ Report	2
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Comprehensive Loss and Deficit	4
Consolidated Statements of Cash Flows	5
Summary of Significant Accounting Policies	6-11
Notes to the Consolidated Financial Statements	12-31

Auditors’ Report

To the Shareholders of
Mercator Minerals Ltd.

We have audited the Consolidated Balance Sheets of Mercator Minerals Ltd. as at December 31, 2009 and 2008 and the Consolidated Statements of Operations and Comprehensive Loss and Deficit and Cash Flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, British Columbia
March 30, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Mercator Minerals Ltd.
Consolidated Balance Sheets
(Stated in Thousands of US Dollars)

	December 31, 2009	December 31, 2008
Current Assets
Cash and cash equivalents	$62,185	$3,007
Accounts receivable	7,622	36
Marketable securities	299	192
Income taxes refundable	5,608	3,297
Prepaid expenses	1,011	326
Inventories (Note 4)	15,343	8,023
Total Current Assets	92,068	14,881

Property, plant and equipment (Note 7)	278,571	221,319
Inventories (Note 4)	5,895	8,387
Future income tax asset (Note 16)	1,068	1,068
Land reclamation bond (Note 6)	1,324	1,499
Environmental bond (Note 5)	2,134	2,004
Total Assets	$381,060	$249,158

Current Liabilities
Accounts payable and accrued liabilities	$17,897	$36,722
Current portion - equipment loans (Note 12)	3,220	3,513
Current portion - Notes Payable (Note 11)	30,000	-
Total Current Liabilities	51,117	40,235
Long Term Liabilities
Equipment loans (Note 12)	4,438	6,575
Asset retirement obligation (Note 13)	2,513	2,413
Future income tax liability (Note 16)	4,816	-
Deferred Revenue (Note 14)	41,608	42,000
Notes Payable - Secured Notes (Note 11)	84,387	111,841
Total Liabilities	188,879	203,064

Shareholders' equity
Share Capital (Note 9)
Authorized - Unlimited common shares, no par value
Issued - 193,704,778 (2008 - 74,805,417) common shares	213,063	58,134
Contributed Surplus (Note 10)	35,228	26,489
Deficit	(56,110)	(38,529)
Total Shareholders' Equity	192,181	46,094
Total Liabilities and Shareholders' Equity	$381,060	$249,158

Approved by the Board of Directors:

/S/ “Ronald Earl Vankoughnett” (Director)	/S/ “Michael D. Lindeman” (Director)
Ronald Earl Vankoughnett	Michael D. Lindeman

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Mercator Minerals Ltd.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Stated in Thousands of US Dollars)

	Year Ended
	December 31, 2009	December 31, 2008
Revenue	$88,697	$29,178

Costs and expenses
Freight, smelting & refining	19,651	-
Mining and processing	51,932	27,937
Administration includes stock based compensation
of $5,364 (2008 - $3,120) (Note 10)	12,884	13,563
Exploration and development	64	398
Amortization of property, plant and equipment	8,527	1,899
Accretion of asset retirement obligation (Note 13)	100	169
Interest on long-term liabilities	14,120	15,131
Accretion of long-term note discount (Note 11)	2,546	2,490
	109,824	61,587
Loss from operations	(21,127)	(32,409)
Gain (loss) on sale of assets	-	(210)
Interest income	170	1,522
Unrealized gain (loss) on marketable securities (Note 17(a))	107	(328)
Foreign exchange gain (loss)	99	(48)
Net loss before taxes	(20,751)	(31,473)
Income taxes (recovery)
Current (Note 16)	(3,170)	(1,781)
Future	-	(1,359)
	(3,170)	(3,140)
Net loss and comprehensive loss for the period	(17,581)	(28,333)

Deficit, beginning of period	(38,529)	(10,196)
Deficit, end of period	$(56,110)	$(38,529)

Loss per share – basic and diluted	($0.13)	($0.38)
Weighted average shares outstanding - basic and diluted	140,323,241	74,666,946

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Cash Flows
(Stated in Thousands of US Dollars)

	Year ended
	December 31, 2009	December 31, 2008
Cash provided by (used in)
Operating activities
Net loss for the period	$(17,581)	$(28,333)
Adjustments to reconcile net loss to cash from operating activities
Amortization of property, plant and equipment	8,527	1,899
Accretion of long-term note discount	2,546	2,490
Accretion of asset retirement obligation	100	169
Stock-based compensation	5,364	3,120
Future income taxes	-	(1,359)
Loss (gain) on sale of assets	-	210
Unrealized loss on marketable securities	(107)	328
Change in assets and liabilities
Accounts receivable	(7,297)	1,185
Income taxes refundable	-	538
Prepaid expenses	(685)	(121)
Inventories	(4,828)	779
Income taxes refundable	(2,311)	-
Accounts payable and accrued liabilities	(7,606)	8,482
	(23,878)	(10,613)
Financing activities
Deferred revenue	(392)	42,000
Proceeds from issuance of shares, net of share issuance costs	125,025	1,398
Net proceeds interest liability repayment	-	(124)
Equipment loan repayment	(3,487)	(2,982)
Equipment loan financing	1,057	899
	122,203	41,191
Investing activities
Acquisition of property, plant and equipment	(39,192)	(131,316)
Acquisition of marketable securities	-	(520)
Environmental bond and reclamation deposits	45	(277)
	(39,147)	(132,113)

Increase (decrease) in cash and cash equivalents	59,178	(101,535)
Cash and cash equivalents, beginning of period	3,007	104,542
Cash and cash equivalents, end of period	$62,185	$3,007

Supplemental Information
Interest Paid	$14,116	$15,131
Income Taxes Paid	$-	$656
Non cash investing and financing activity - Shares issued for net assets of Stingray Copper Inc. (Note 3)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Principles of Accounting

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and are stated in United States dollars.

Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rates for the year are:

December 31, 2009 US $1: CDN $1.0491 CDN $(1.1360)
December 31, 2008 US $1: CDN $1.2228 CDN $(1.0667)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc. (subsequent to June 24, 2003 - the acquisition date), Mercator Minerals (Barbados) Ltd, Stingray Copper Inc. (subsequent to December 21, 2009), Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V. Inter-company balances and transactions are eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Significant estimates and assumptions include, amongst other things, those related to the calculation and amortization of the debt discount, asset retirement obligations, stock-based compensation, inventories, and amortization and impairment of property, plant and equipment.

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and in-process inventories. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the Consolidated Statements of Operations and Comprehensive Loss and Deficit. The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending December 31, 2009. Ore on leach pads inventories not expected to be processed within the next 12 months are classified as long-term. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2009, the current recovery rate of copper has been estimated at 70% (2008 – 70%).

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Inventories - continued

Concentrate Inventory

Copper, Molybdenum, and Silver contained in salable concentrates are valued based on the lower of cost and net realizable value. Net realizable value equals the market price of the metal less the freight, smelting, refining and marketing costs associated with delivery of concentrate to the customer.

In-process Inventory

In-process pad inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries.  In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not yet been harvested.

In-process concentrate inventories represent copper contained in thickeners at the terminus of the milling process calculated from volume, solids density, and assay grade. Material entrained within the milling circuit or in ore stockpiles that represent less than one month’s feed are not inventoried as there is little probability that any value would be recovered from unprocessed material upon cessation of operations. In-process concentrate inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Stripping Costs

The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depletion and amortization. Costs recorded for the Company’s plant under construction include all expenditures incurred in connection with the development and construction of the plant. Interest and financing costs incurred during the construction period are charged to operations. No amortization is recorded until the plant is substantially complete and ready for use.

Capitalized costs are amortized using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for property, mobile equipment is depreciated on an hours-of-consumption method over the estimated equipment operating hours, and plant and equipment, using the straight-line method over their estimated useful lives. Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production.

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Property, Plant and Equipment - continued

Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Mineral Park Phase 1 was deemed to have been commissioned and in commercial production in April, 2009.

Deferred Revenue

The Company received a prepayment from Silver Wheaton (Caymans) Ltd. for the sale of all of the silver metal to be produced from ore extracted during the mine-life at the Company’s Mineral Park Mine in Arizona. The prepayment, which is accounted for as deferred revenue, is recognized as sales revenue on a proportionate basis of settlements during the period to expected total settlements during the life of the mine.

Revenue Recognition

The Company recognizes revenue when the price is determinable, title has been transferred to the customer and collection of the sales price is reasonably assured. Revenues from the sale of minerals are recognized and are measured at market prices when the rights and obligations pass to the customer. The sales of minerals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the sale. These minerals are provisionally priced at the time of the sale based on the monthly average spot price of the prior month. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

Foreign Currency Translation and Transactions

The functional currency of the Company is the United States dollar. Transactions denominated in currencies other than the functional currency are recorded in the functional currency using the exchange rates in effect on the transaction date.  Monetary assets and liabilities denominated in Canadian dollars are translated at the rate of exchange prevailing at the balance sheet date. Exchange gains and losses arising there from are included in the Consolidated Statements of Operations and Comprehensive Loss and Deficit for the period.

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statements of Operations and Comprehensive Loss and Deficit in the period of sale.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Impairment of Long Lived Assets - continued

The amount of the impairment loss is determined as the amount by which the long-lived assets’ carrying value exceeds its estimated fair value.  No write-downs were determined to be necessary in 2009 or 2008.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change occurs.

The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated amount more likely than not to be realized.  A valuation allowance is recognized to the extent that recoverability of future income tax assets is not considered likely.

Earnings per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For 2009, common equivalent shares totaling 37,246,298 (2008 - 12,059,807) (consisting of shares issuable on the exercise of options and warrants) have been excluded from the calculation of diluted loss per share because the effect is antidilutive.

Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States. The Company has determined that it operates in two reporting segment. All revenue, inventory and long-term assets in 2009 and 2008 were related to the reporting segment in the United States with the exception of the Company’s El Pilar Property ($28,089,731) which relates to the reporting segment in Mexico.

Revenue from significant customers for the year ended December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Customer A	63%	-%
Customer B	23%	-%
Customer C	11%	99%
	97%	99%

Accounts receivable balances for Customer A were $2,269,694 as at December 31, 2009 (2008 - $Nil).  Accounts receivable balances for Customer B were $1,466,228 as at December 31, 2008 (2008 - $Nil).  Accounts receivable balances for Customer C were $2,718,707 as at December 31, 2009 (2008 - $Nil).

Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, notes payable and

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Financial Instruments - continued

net proceeds interest liability. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. The Company classifies all its financial instruments into one of the following five categories: held for trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

●
Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

●
Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized or when the losses are deemed to be other-than-temporary, at which time they are recognized in net earnings.

●	Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.
●
All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The Company’s financial instruments are recorded at cost or amortized cost with the exception of marketable securities which the Company has designated as held for trading and all other held for trading financial instruments (Note 17). The Company’s marketable securities which are an investment in the common shares of a publicly traded company having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices. The Company has chosen to expense all transaction costs in operations on all financial liabilities.

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The Company has no other comprehensive income items in the current and prior year and has no accumulated other comprehensive income.

Stock Based Compensation

The Company has a stock option plan as described in Note 10. The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. Compensation expense for options granted to non-employee consultants is remeasured on each balance sheet date. The fair value of stock options granted is recognized as a charge to operations on an amortized straight line basis over the applicable vesting period or explicit contract period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 10 for details of assumptions used in the calculations.

Mercator Minerals Ltd.
Summary of Significant Accounting Policies
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

Asset Retirement Obligations

The Company follows the recommendation of the Canadian Institute of Chartered Accountants (“CICA”) Section 3110, “Asset Retirement Obligations”. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology. In subsequent periods, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement of fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimate of its ultimate reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Comparative Figures

Certain comparative figures have been reclassified to conform to current year presentation.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

1.	Nature of Business and Ability to Continue as a Going Concern

Mercator Minerals Ltd. (the “Company”) and its indirectly wholly-owned subsidiary Mineral Park Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. Copper extraction and sales commenced upon the acquisition of Mineral Park Inc. (“Mineral Park”) in 2003 and as of January 15, 2005, commenced commercial production from its solvent extraction electro-winning operations.

On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. (“Mercator Holdings”) as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings.  As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park Mine located in Kingman, Arizona.

On March 10, 2008, the Company incorporated Mercator Minerals (Barbados) Ltd. (“Mercator Barbados”) as a wholly-owned subsidiary under the laws of Barbados.

Effective June 23, 2008, the Company closed an agreement with an affiliate of Silver Wheaton Corp. (“Silver Wheaton”) for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine. Under the agreement, Silver Wheaton’s affiliate made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton will then also pay Mercator Barbados in cash the lesser of the silver spot price or $3.90 per ounce of silver (escalated by 1% per annum starting in the fourth year of silver production).

The up-front payment is accounted for as deferred revenue, and will be recognized as sales revenue on the basis of the proportion of settlements during the period to expected total settlements.

On December 21, 2009, the Company acquired the net assets of Stingray Copper Inc. which includes a copper exploration project in Northern Mexico (see Note 3).

As of November, 2008, the Company’s principal asset, the Mineral Park Mine, began commission of the mill processing facility for production of copper and molyddenum concentrates. The recoverability of the Company’s inventory and long-term assets are dependent upon its ability to continue profitable operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and refinance debt, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from production and external financing will finance the operation of the Company. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

The Company incurred a net loss of $17.581 million for the year ended December 31, 2009 (2008 – net loss of $28.333 million), and as at December 31, 2009, had an accumulated deficit of $56.110 million (2008- $38.529 million) and working capital of $40.951 million (2008 – working capital deficit of $25.354 million).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

2.	Changes in Accounting Policies

a)	Accounting Policies Implemented Effective January 1, 2009

i.      Amendments to Section 3862, Financial Instruments – Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its December 31, 2009 consolidated financial statements (note 17).

ii.	HB 3064 – Goodwill

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-Operating Period”, was withdrawn. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

iii.	HB 1000 – Financial Statement Concepts

Effective January 1, 2009 the Company adopted the new CICA Handbook Section 1000, “Financial Statement Concepts”, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

b)	Recently Released Canadian Accounting Standards

The following new CICA accounting standard has been issued by the CICA but not yet adopted by the Company. This standard will become effective for the Company on January 1, 2010. The Company is currently assessing the impact of this new accounting standard along with the impact the adoption of International Financial Reporting Standards will have on its consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

2.	Changes in Accounting Policies – continued

b)	Recently Released Canadian Accounting Standards - continued

i.	Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

ii.	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3.	Acquisition of Stingray Copper Inc.

On December 21, 2009, the Company completed an acquisition of Stingray Copper Inc. (“Stingray”) pursuant to a signed plan of arrangement. Stingray’s 100% indirectly owned exploration property called El Pilar is a copper exploration project situated in Northern Mexico and is the principal asset of Stingray. Upon closing of the transaction the Company acquired 100% of the shares of Stingray. As consideration, the Company issued 0.25 Mercator shares to each Stingray shareholder in exchange for 1 Stingray common share. In addition all outstanding Stingray options have been exchanged for Mercator options to purchase 0.25 of one Mercator share in lieu of one Stingray option. As a result 15,138,955 common shares and 933,750 stock options of the Company were issued upon completion of the arrangement. The common shares were valued based on the closing stock price of the Company’s shares on the transaction date. The stock options were valued on the completion date of the arrangement using the Black-Scholes option pricing model using the Company’s historical prices and the following weighted average assumptions (i) risk-free interest rate of 1.47%, (ii) expected volatility of 121.41%, (iii) expected life of  1.42 years, and (iv) a dividend yield of Nil.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

3.	Acquisition of Stingray Copper Inc. - continued

The Company has not early adopted HB Section 1582 and thus the resulting transaction was not accounted for as a business combination. The transaction was accounted for under EIC-124 as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase Price:
15,138,955 common shares issued	$32,549
933,750 stock options issued	729
Transaction costs	1,796
$35,074

Net assets acquired:
Cash	$11,630
A/R	289
PP&E	79
Mineral properties	27,968
Accounts payable	(76)
FIT Liability	(4,816)
$35,074

4.	Inventories

	December 31, 2009	December 31, 2008

Ore on Leach Pad	$11,336	$15,824
In-process inventory	1,402	250
Concentrate inventory	7,066	-
Supplies	1,434	336
	$21,238	$16,410

Ore on pad inventory	(5,895)	(8,387)
Current portion inventory	$15,343	$8,023

5.	Environmental Bond

The Aquifer Protection Permit and underlying bond (“APP Bond”) is a requirement by the State of Arizona.  The Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in the financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company’s acquisition of the Mineral Park Mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At December 31, 2009 the fund totals $2,134,211 (2008 - $2,003,752) of which the entire amount is restricted.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

6.	Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,324,000 at December 31, 2009 (2008 - $1,499,084). $1,324,000 of this balance is restricted and not available to the Company for working capital needs.

7.	Property Plant and Equipment

	Cost	December 31, 2009 Accumulated Depreciation	Net Book Value	Cost	December 31, 2008 Accumulated Depreciation	Net Book Value
Buildings & Real Estate	$1,646	$-	$1,646	$1,646	$-	$1,646
Mineral Properties	29,152	-	29,152	1,062	-	1,062
Auto & Office Equipment	1,358	567	791	1,093	444	649
Mining Equipment	23,767	4,988	18,779	21,323	3,097	18,226
Piping & Tanks	368	169	199	368	84	284
Leach Pad Construction	412	108	304	412	54	358
Lab Equipment	69	23	46	69	14	55
SX-EW Plant	1,301	286	1,015	1,302	184	1,118
Mill Phase I	208,378	6,263	202,115	-	-	-
Capital Projects	24,524	-	24,524	197,921	-	197,921
	$290,975	$12,404	$278,571	$225,196	$3,877	$221,319

8.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Mineral Park Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. (“EMNA”) (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of Mineral Park Inc. for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability is calculated each quarter and equals cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement, then multiplied by 5%. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. Any NPI paid or accrued in excess of the $568,152 amount are recognized as a mineral property cost.  As at December 31, 2009, $1,457,332 (2008 - $1,434,515) of the $2,753,000 contingent consideration has been paid to EMNA and an additional $Nil (2008 - $22,816) has been accrued. Of these amounts paid and accrued to December 31, 2009, $889,180 (2008- $889,180) has been recognized as a mineral property cost and in 2007 $568,152 was recognized as a reduction of the previously accrued NPI liability.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital

Authorized

Unlimited Common Shares without par value

i. Issued

Issued Common Shares	December 31, 2009		December 31, 2008

	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	74,805,417	$58,134	74,141,279	$53,490
Transfer from contributed surplus on exercise of options - opening				2,182
Adjusted Balance, beginning of year	74,805,417	58,134	74,141,279	55,672
Shares issued pursuant to financings	99,310,963	129,518	-	-
Exercise of warrants	3,423,840	2,646	67,500	200
Exercise of stock options	1,025,603	533	596,638	1,198
Shares issued on Stingray acquisition	15,138,955	32,549	-	-
Fair value of warrants issued from private placements	-	(5,732)	-	-
Share issuance costs	-	(7,672)	-	-
Transfer from contributed surplus on exercise of options	-	2,494	-	-
Transfer from contributed surplus on exercise of options	-	593	-	1,064
Balance, end of period	193,704,778	$213,063	74,805,417	$58,134

In prior years the Company did not transfer amounts from contributed surplus to share capital on exercise of stock options.   In the current year the Company recorded the transfer from contributed surplus to share capital upon the exercise of stock options on retrospective basis.

On January 29, 2009 the Company sold to a syndicate of underwriters, 33,349,425 units (each a “Unit”), of which 4,349,925 Units were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of $19,044,377 (CDN$23,344,597). Net proceeds from this transaction were $17,836,159 (CDN$21,863,564). Each Unit was comprised of one common share (the “Common Shares”) and one-half of one common share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of CDN$1.00 per share for four years after closing. No value was assigned to the share purchase warrants granted in connection with the private placement and thus all proceeds were credited to share capital.

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,000,965 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$0.70 per common share for a period of 24 months from the date of issue.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital - continued

i.	Issued – continued

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.40%, (ii) expected volatility of 127.4%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $571,381 was charged as commission against share capital as share issuance costs (see below) with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $1,399,305 (CDN$1,715,096), have been offset against the gross proceeds received.

On May 5, 2009 the Company sold to a syndicate of underwriters, 35,000,000 common shares (each a “Share”), of which 4,565,217 Shares  were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$40,250,000 ($34,623,453). Net proceeds from this transaction were $32,286,907 (CDN$37,533,750).

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,275,000 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$1.15 per common share for a period of 24 months from the date of issue.

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.01%, (ii) expected volatility of 136.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $3,075,941 was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $2,595,016 (CDN$3,014,708), have been offset against the gross proceeds received.

On September 17, 2009 the Company sold to a syndicate of underwriters, 30,961,538 common shares (each a “Share”), of which 4,038,461 Shares  were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of $75,850,319 (CDN$80,499,999) . Net proceeds from this transaction were $72,571,324 (CDN$77,019,999).

The agents received a cash commission of 4% of the gross proceeds of the financing. The agents also received 1,238,461 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$2.60 per common share for a period of 24 months from the date of issue.

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.29%, (ii) expected volatility of 131.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $2,084,408 (CDN$2,284,934) was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $3,678,114 (CDN$3,913,113), have been offset against the gross proceeds received.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital - continued

i.	Issued – continued

On December 21, 2009, the Company completed the acquisition of Stingray Copper Inc., by way of Plan of Arrangement, and issued 15,138,955 common shares (See Note 3).

ii.	Warrants

The following table summarizes the number of fully exercisable warrant transactions during 2009 and 2008:

	Number	Weighted Average Exercise Price ($Cdn)
Balance, January 1, 2008	6,128,807	$3.98
Exercised	(67,500)	3.00
Balance, December 31, 2008	6,061,307	3.99
Warrants issued pursuant to financing	16,674,712	1.00
Broker Warrants issued	5,514,426	1.31
Warrants exercised	(1,000)	1.00
Broker Warrants exercised	(3,422,840)	0.89
Expired	(65,057)	3.00
Balance, December 31, 2009	24,761,548	$1.69

The following is a summary of common share purchase warrants outstanding and exercisable as at December 31, 2009:

Number	Exercise Price $Cdn	Expiry Date

5,996,250	$4.00	February 16, 2012
16,673,712	1.00	January 29, 2013
853,125	1.15	May 5, 2011
1,238,461	2.60	September 17, 2011
24,761,548

iii.      Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at December 31, 2009, was 14,647,377 (2008 - 7,480,542).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital - continued

iii.	Options – continued

Under the Plan, an Optionee may, rather than exercise any Option to which the Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the Optioned Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price, has a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

The following table summarizes for the year presented the number of stock option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2008	5,614,816	$3.40
Granted*	1,136,000	3.43
Exercised**	(636,066)	2.67
Cancelled**	(116,250)	6.80
Outstanding at December 31, 2008	5,998,500	3.41
Granted*	7,169,500	1.69
Granted - Stingray Transaction (Note 3)	933,750	3.79
Exercised**	(1,025,603)	0.79
Cancelled/Forfeited**	(498,397)	2.33
Expired	(93,000)	5.26
Outstanding at December 31, 2009	12,484,750	$1.78
Exercisable at December 31, 2009	6,774,750	$2.96
Exercisable at December 31, 2008	3,589,833	$3.71

*
The weighted average fair value of options granted during 2009 was CDN$1.34 (2008 - CDN$2.11) equivalent to $1.23 (2008 – $1.98) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 10.

**
A total of 505,860 (2008 - 339,400) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 558,103 (2008 - 257,238) shares were issued to directors, officers and employees on exercise by way of a cashless stock option exercise. In conjunction with the exercise of these options using the cashless option provisions 171,897 (2008 - 39,428) options were cancelled.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital - continued

iii.	Options – continued

A summary of the stock options exercisable and outstanding at December 31, 2009 was as follows:

Issued Date	Number	Exercise Price $CDN	Expiry Date	Exercisable
October 18, 2005	101,133	0.85	October 18, 2010	101,133
January 4, 2006	40,000	0.98	January 4, 2011	40,000
January 4, 2006	100,000	1.00	January 4, 2011	100,000
January 11, 2006	306,667	1.00	January 11, 2011	306,667
May 19, 2006	350,000	2.09	May 19, 2011	350,000
August 28, 2006	250,000	2.14	August 28, 2011	250,000
February 21, 2007	1,872,700	3.30	February 21, 2012	1,872,700
March 15, 2007	1,100,000	3.10	March 15, 2012	1,100,000
July 28, 2007	100,000	8.02	July 28, 2012	100,000
November 22, 2007	384,500	8.75	November 22, 2012	384,500
January 2, 2008	7,000	9.07	January 2, 2013	7,000
April 2, 2008	25,000	10.44	April 2, 2013	25,000
June 13, 2008	25,000	11.10	June 13, 2013	25,000
July 25, 2008	25,000	8.45	July 25, 2013	25,000
August 19, 2008	150,000	7.20	August 19, 2013	75,000
October 8, 2008	626,000	2.15	October 8, 2013	347,500
February 23, 2009	375,000	0.385	February 19, 2014	375,000
May 2, 2009	2,923,000	1.65	May 2, 2014	1,120,250
June 14, 2008	50,000	1.65	June 14, 2014	25,000
October 5, 2009	90,000	2.74	October 5, 2014	45,000
December 23, 2009	2,650,000	2.27	December 23, 2014	100,000
	11,551,000			6,774,750

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

	2009	2008
Risk-free interest rate	2.57%	2.87%
Dividend rate	nil	nil
expected market price of the company's common shares	122%	83%
Weighted average expected life of the	60	60

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

9.	Share Capital - continued

iii.	Options – continued

In addition, in connection with the completion of the acquisition of Stingray (Note 3), all of the outstanding stock options to purchase shares in Stingray were exchanged for options ("Converted Mercator Options") to purchase 0.25 of one Mercator Share in lieu of one Stingray Share for the same period and on the same terms and conditions as the original Stingray Option, except to the extent that such Converted Mercator Option will expire on the earlier of the expiry date for such option and one year after the completion of the acquisition of Stingray.

A summary of the Converted Mercator Options exercisable and outstanding at December 31, 2009 is as follows:

Number	Exercise Price $CDN	Expiry Date	Exercisable
68,750	3.20	December 21, 2010	68,750
412,500	4.80	December 21, 2010	412,500
131,250	3.00	December 21, 2010	131,250
131,250	1.88	December 21, 2010	131,250
8,750	4.80	April 27, 2012	8,750
87,500	4.80	June 28, 2012	87,500
50,000	3.00	June 18, 2013	50,000
43,750	1.88	June 17, 2014	43,750
933,750			933,750

10.	Stock-Based Compensation and Contributed Surplus

For the year ended December 31, 2009, the compensation cost for stock options granted totaled $5,364,404 (2008 - $3,120,234), which was included in the Consolidated Statements of Operations and Comprehensive Loss and Deficit,  and credited to contributed surplus. In addition $5,731,730 (2008 - $Nil) of share issuance costs for agent warrants granted (Note 9(i)), which was deducted from Share Capital was credited to contributed surplus.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

10.	Stock-Based Compensation and Contributed Surplus – continued

Contributed surplus is comprised of the following:

Amount
Balance at December 31, 2007	$26,615
Transfer to common shares on exercise of options - opening	(2,182)
Adjusted Balance at December 31, 2007	24,433
Stock-based compensation	3,120
Transfer to common shares on exercise of options	(1,064)
Adjusted Balance at December 31, 2008	26,489
Fair value of agent's warrants issued	5,732
Fair value of options issued in exchange for Stingray options (Note 3)	730
Stock-based compensation	5,364
Transfer to common shares on exercise of agent warrants	(2,494)
Transfer to common shares on exercise of options	(593)
Balance at December 31, 2009	$35,228

11.	Notes Payable – Secured Notes

On February 15, 2007, the Company completed an issuance of secured note units.  A total of 120,000 units (the “Units”) were sold at a price of $980 per unit for gross proceeds of $117,600,000. Each unit consisted of one secured note in the principal amount of $1,000 (the “Notes”) and 50 detachable common share purchase warrants.  The Notes bear interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year.  The Notes mature on February 16, 2012, at which time the Company will be required to repay the principal amount of $120,000,000. The Notes are secured by the assets of the Company including the shares of its wholly-owned subsidiary Mercator Mineral Park Holdings Ltd. and the debt of its indirect wholly-owned subsidiary Mineral Park Inc. owed to the Company and rank senior to the Company’s other existing and future unsecured indebtedness (if any) and will have recourse to the assets of the Company.  The Notes may be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

Each detachable common share warrant entitles the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.

The Notes are governed by a Note Indenture which provides for among other things, restrictions on the Company engaging in transactions outside the ordinary course of business or engaging in material non arms length transactions and restricts the Company’s ability to incur additional indebtedness other than as prescribed.

Additionally, in the event the earnings of the Company before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis in any quarter beginning after March 31, 2009 does not exceed interest expenses under the Notes for that quarter, the Company will be obliged to repay to the holders of the Notes the lesser of its Free Cash Balance and 25% of the outstanding principal of the Notes, such payment to be made within 60 days of the

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

11.	Notes Payable – Secured Notes - continued

end of such quarter. The total of all amounts repayable under the EBITDA provision will not exceed 25% of the original total principal of the Notes, and the 25% limit will apply on a cumulative basis during the term of the Notes.

"Free Cash Balance" is defined in the Note Indenture to mean, at a particular time, the cash and cash equivalents of the Company and its subsidiaries determined on a consolidated basis and in accordance with Canadian generally accepted accounting principles as of the most recently ended financial quarter of the Company, and for greater certainty, the following will be included in cash equivalents for this purpose (i) any evidence of indebtedness with a maturity of 180 days or less, (ii) certificates of deposit or acceptances with a maturity of 180 days or less, (iii) commercial paper with a maturity date of 180 days or less issued by a corporation that is not an affiliate of the Corporation, (iv) any money market deposit accounts, and (v) any repurchase agreements and reverse repurchase agreements. Subsequent to  December 31, 2009 the Company determined that it did not meet the EBITDA threshold under the Note Indenture for the quarter ended December 31, 2009 and has reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing the prepayment obligation to noteholders for that quarter.  As disclosed under Note the Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are comprised of a $100 million term loan with a one year grace period and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and will be secured by the assets of Mineral Park Inc., a guarantee provided by Mineral Park Holdings Ltd. and subject to completion of loan and security documentation and customary conditions precedent to closing.  Upon closing the proceeds will be used to redeem the Notes.

In accordance with the requirements of CICA handbook S3855, Financial Instruments – Recognition and Measurement, the Notes have been designated as other liabilities.  Furthermore the proceeds raised from the issuance of the Notes were allocated between the liability (notes) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the Notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 3.79%, (ii) expected volatility of 79.7%, (iii) expected life of 5 years, and (iv) a dividend yield of Nil.

At the date of issuance of the Notes, the Company allocated $10,374,382 to the share purchase warrants (credited to contributed surplus), and $107,225,618 to the Notes. The amount allocated to the share purchase warrants and the difference between the redemption value and proceeds received ($2,400,000) represents a discount on the debt financing which is accreted to income over the term of the debt using the effective interest rate method.

In consideration for the agent’s services, the Company paid a cash commission of $4,800,000 plus $785,108 in legal, audit and consulting fees which have been expensed in the period as finance issuance costs in accordance with the Company’s accounting policy.

The Notes payable and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Note payable - at December 31, 2007	$120,000	$10,649	$109,351
Accretion of debt discount	-	(2,490)	2,490
Notes payable - notes at December 31, 2008	120,000	8,159	111,841
Accretion of debt discount	-	(2,546)	2,546
Note payable - notes at December 31, 2009	$120,000	$5,613	$114,387
Less: current portion			(30,000)
Long-term portion			$84,387

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

12.	Equipment Loans

	December 31, 2009	December 31, 2008
Equipment Loans
Equipment loans repayable by monthly blended principal and interest payments, bearing interest rates ranging from 5.26% to 10.22%, maturing at various dates ranging from September 1, 2010 to December 1, 2013	$7,658	$10,088
Current portion	3,220	3,513
Long-term portion	$4,438	$6,575

All term loans are collateralized by certain mining equipment.

Principal repayments over the remaining terms of
Twelve months ended December 30, 2010	$3,220
Twelve months ended December 30, 2011	2,845
Twelve months ended December 30, 2012	1,119
Twelve months ended December 30, 2013	474
$7,658

13.	Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park Mine site. The Company estimated $3,277,000 (2008 – $3,277,000) commencing in 25 (2008 - 9) years would be required to complete the retirement obligations given current operations. This change in the estimated amount of years required to complete the retirement obligation from 9 years to 25 years occurred as a result of the Mineral Park Mine expansion extending the life of the mine to 25 years. This change in estimate has been accounted for in accordance HB 1506 Accounting Changes, and has been recognized prospectively.

In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2008 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2008 – 2.5%) were used. The Company’s retirement obligation related to the Mineral Park Mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. As at December 31, 2009, the asset retirement obligation balance was $2,512,666 (2008 – $2,412,677).

The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Amount
Balance, January 1, 2008	$2,244
Accretion expense	169
Balance, December 31, 2008	2,413
Accretion expense	100
Balance, December 31, 2009	$2,513

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

14.	Deferred Revenue

Effective June 23, 2009, the Company closed the previously announced agreement with an affiliate (“Silver Wheaton”) of Silver Wheaton Corp. for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine in Arizona. Under the agreement, Silver Wheaton’s affiliate has made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton’s affiliate will then also pay Mercator Barbados in cash the lesser of the silver spot price or the Fixed Price. The Fixed Price is defined as $3.90 per ounce of silver (escalated by 1% per annum compounded starting in the fourth year of silver production). If the silver spot price is greater than the Fixed Price, an amount equal to the Fixed Price will be payable in cash for each ounce of refined silver sold and delivered by Mercator to Silver Wheaton. The difference between the silver spot price and the Fixed Price, which when multiplied by the number of ounces of refined silver, will be credited by Silver Wheaton against the $42 million upfront payment such as to reduce the uncredited balance of the deposit until the full amount of the original deposit has been credited and the remaining uncredited balance of the deposit is reduced to nil. After such time the silver purchase price will be the lesser of the Fixed Price and the silver spot price payable in cash.

If the Company has not achieved the Minimum Target Rate of 35,000 tons of ore per day average over a 30 day consecutive period, on or before June 30, 2010, Silver Wheaton shall have the right, upon written notice to and not in substitution for any other remedies available at law or equity, to demand repayment of the remaining balance of the $42 million upfront payment.

During the year 109,514 ounces of silver was produced from the Mineral Park Mine and delivered by Mercator Barbados for credit to Silver Wheaton. In total $392,061 (2008 - $Nil) of deferred revenue was recognized in income during the year ended December 31, 2009.

15.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements include legal services rendered by a director during the year which totalled $146,205 (2008 - $228,526). This above-noted transaction was measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

16.	Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2009	2008

Net operating and capital losses	$19,675	$1,345
Property, plant and equipment	(19,438)	1,933
Tax credits	-	2,974
Asset retirement obligations	975	931
Un-deducted financing costs	3,595	1,996
Accrued liabilities	9,877	945
Exploration and development	248	323
Other	400	89
Valuation allowance	(19,080)	(9,468)

Future income tax asset (liability), net	$(3,748)	$1,068

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

16.	Income Taxes - continued

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $Nil (2008 - $Nil), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate as follows:

	2009	2008
Income taxes at CDN statutory rate	$(6,225)	$(9,599)
Foreign income taxes at other than CDN statutory rate	(1,332)	(1,699)
Permanent differences	2,330	2,102
Effect of reduction in statutory rate	(31)	-
Other	286	-
Increase in valuation allowance	1,802	6,056
Future and current income tax expense (recovery)	$(3,170)	$(3,140)

The tax benefit of net operating losses carried forward and the associated valuation allowance was increased by $5,727,000 (2008 - $Nil), representing the tax effect of losses which were acquired with the acquisition of Stingray and subsidiaries during the year ended December 31, 2009.

The Company’s future tax assets also include approximately $7,442,000 (2008 - $1,335,000) related to future deductions of share issuance costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Operations. The valuation allowance as at December 31, 2009 was increased by $2,083,000 (2008 - $Nil), representing the tax effect of the unamortized share issuance costs incurred in the period.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.  As management of the Company does not currently believe that it is more likely than not that the Company will receive full benefits of this asset, a valuation allowance has been established at both December 31, 2009 and 2008. As at December 31, 2009, the Company had net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates

United States - Federal	$ 23,200,000	2027 - 2040

Canada	7,600,000	2010 - 2028

Mexico	30,900,000	2010 - 2019

These financial statements do not reflect the potential effect on future income taxes of the application of these losses.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

17.	Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans and notes payable.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature of these instruments. The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the secured notes payable on December 31, 2009 was $123,600,000 (2008 – $60,600,000).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	2009			2008
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$62,185	$-	$3,007	$-
Land reclamation bond	-	1,324	-	1,068
Environmental bond	-	2,134	-	1,499
Marketable securities	299	-	192	-
	$62,484	$3,458	$3,199	$2,567

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company is primarily exposed to credit risk on cash held by financial institutions; however, it also arises on accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions. In addition to mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds. The Company operates in the United States, and the majority of the Company’s expenses and sources of cash are denominated in US dollars. As at December 31, 2009 there were no material amounts overdue or impaired.

Liquidity Risk

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. As at December 31, 2009, the Company had positive working capital of $40.951 million (2008 – working capital deficit of $25.354 million).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

17.	Financial Instruments - continued

b)	Financial Instrument Risk Exposure and Risk Management - continued

Liquidity Risk – continued

The Company anticipates incurring substantial expenditures to further its capital development programs, particularly those related to the completion of Second Stage of the Phase 4 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition (see Note 3).

The Company’s cash flow from operating activities and cash on hand may not be sufficient to satisfy its current obligations and meet the requirements of its capital investment programs and could potentially result in covenant breaches in respect of long-term debt. The continued existence of the Company is dependent upon its ability to generate profitability from the new mill at its Mineral Park Mine and to meet its obligations as they become due. The Company intends to finance the future payments required for its capital projects and continued operations from cash flow from operations. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing will be sufficient to meet its financial obligations and become compliant again on its existing equipment loans (Note 12) and with covenants on the Notes (Note 11).

A quantitative maturity analysis of non-derivative financial liabilities at December 31, 2009 to the contractual maturity dates are as follows:

	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Accounts payable	$17,897	$-	$-	$-	$17,897
Equipment loans	3,220	3,964	474		7,658
Notes payable	30,000	90,000			120,000
Total	$51,117	$93,964	$474	$-	$145,555

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company’s operations in Canada and the United States make it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in United States dollars (“US dollars”) and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mineral leaching, electro-winning, and transportation costs as well as a majority of other operating and administration costs are primarily incurred in US dollars while some administration and most share issuance costs are denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

17.	Financial Instruments - continued

b)	Financial Instrument Risk Exposure and Risk Management - continued

Foreign Currency Risk – continued

Financial assets and liabilities denominated in Canadian dollars are as follows:

	December 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets

Held for Trading
Cash and cash equivalents	$15,518	$15,518	$33	$33
Accounts receivable and other	$298	$298	$-	$-
Investment	$299	$299	$130	$130

Financial Liabilities
Accounts payable and accrued liabilities	$430	$430	$125	$125

Of the financial assets listed above, $15,517,623 (2008 - $33,146) represents cash held in Canadian dollars. The remaining cash is held in United States dollars.

As at December 31, 2009, with other variables unchanged, a +/- 10% change in the US dollar against the Canadian dollar would (increase/decrease) the loss for the year by approximately +/- $1,427,000.

Interest Rate Risk - In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. In respect of financial liabilities, the secured notes are not subject to interest rate risk given the fixed rate of 11.5% per annum. The various credit facilities, as disclosed in Note 11, are similar and not subject to interest rate risk given the fixed rate of interest on each credit facility.  The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless the Company makes a prepayment, the cash flows on interest bearing debt denominated in US dollars do not fluctuate.

18.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. Under its credit facilities, the Company must meet certain covenants (Note 11). The Company is not subject to externally imposed capital requirements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
December 31, 2009 and 2008

19.	Subsequent Events

Subsequent to December 31, 2009, the Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are comprised of a $100 million term loan with a one year grace and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and will be secured by the assets of Mineral Park Inc., a guarantee provided by Mineral Park Holdings Ltd. and subject to completion of loan and security documentation and customary conditions precedent to closing.  Upon closing the proceeds will be used to redeem the Notes (note 11).

Subsequent to December 31, 2009 the Company issued 980,768 shares as a result of 796,250 agent warrants being exercised at CDN$1.15 and 184,518 options with exercise prices ranging from CDN$0.385 to CDN$2.15. In addition another 134,967 shares were issued to directors, officers and employees by way of a cashless stock option exercise. In conjunction with the exercise of these options using the cashless option provisions 140,033 were cancelled.